

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. John Hrudicka
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-12936**

Dear Mr. Hrudicka:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>General</u>

1.   In your Form 8-K filed on February 25, 2015, you indicate that you removed approximately 2,000 employees plus numerous temporary workers during 2014, and that the cost of the removal was recognized in 2014. It is not clear to us where this information is disclosed in your Form 10-K. Please advise. Also, please help us understand how you complied with the disclosure requirements of ASC 420-10-50-1.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates – Product Warranties, page 24

2.   Please revise future filings to disclose the amount of warranty expense you recorded during each period presented and to discuss how you determined those amounts, and address the specific facts and circumstances that have led to material declines in your expense in the most recent year and current interim periods.

Results of Operations, page 25

3.   We note material negative trends in consolidated and certain segment sales during 2014 and the current interim periods. Please revise future annual and quarterly filings to more fully disclose and discuss the reasons for the negative trends and address the extent to which they relate to you or your industry by disclosing an estimate of your market share during each period presented. In addition, please revise future annual and quarterly filings to separately disclose and discuss changes in OEM sales and after-market sales, to the extent material, and to address the impact that percentage changes in such sales relative to total sales have on your results of operations.

Item 15 – Exhibits and Financial Statement Schedules

Note 2. Mining Asset Impairment and Inventory Writedown, page F-12

4.   We note you recorded an asset impairment and inventory writedown of $23.2 million and $16.7 million, respectively. It appears to us that your related disclosures may not provide investors with sufficient information about management's insights and assumptions with regard to how you determined these amounts and how you assessed the recoverability of any remaining asset balances. In future filings, please provide qualitative and quantitative descriptions of the key assumptions you use to determine material impairments you record and provide a related sensitivity analysis. Please also expand your disclosures in future filings to address the level at which you assess long-lived assets for impairment and to provide information regarding known trends, uncertainties or other factors that could reasonably likely result in additional material impairments in future periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. John Hrudicka
Titan International, Inc.
August 28, 2015
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction